FOR DETAILS, CONTACT:	FOR IMMEDIATE RELEASE
Sam R. Morrow Svein T. Knudsen Phone: +47 6752 6400 Suzanne M. McLeod Phone: +1 281-589-7935	MARCH 16, 2004

PGS Updates Status Regarding Implementation of Fresh Start Reporting Under U.S. GAAP

MARCH 16, 2004: OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE: PGS; OTC: PGEOY) today provided an update on the status of its implementation of "fresh start" reporting under U.S. generally accepted accounting principles ("US GAAP"). The Company today also separately announced its unaudited, preliminary results under Norwegian generally accepted accounting principles for the fourth quarter and full year 2003.

The Company, which emerged from Chapter 11 on November 5, 2003, will adopt "fresh start" reporting for financial statement purposes, effective November 1, 2003 in accordance with American Institute of Certified Public Accountants Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"). Under SOP 90-7, the Company is required to adjust the recorded value of its assets and liabilities to reflect their fair market value as of the date it emerged from Chapter 11. As a result of the Company emerging from Chapter 11 proceedings and adopting "fresh start" reporting, the financial position and results of operations of the reorganized Company will not be comparable to the financial position and results of operations reflected in the historical financial statements of the Company for periods prior to November 2003.

Pursuant to SOP 90-7, the Company will value its assets and liabilities at fair market value with any shortfalls or excesses in such values, as compared to the reorganization value of the Company discussed below, being reflected as goodwill or downward adjustments to long-term assets, respectively. The Company has completed unaudited, preliminary estimates of the fair market value of its assets and liabilities as of the date of emergence from Chapter 11 through the use of third party appraisers and consultants to value its intangible assets, FPSOs and seismic vessels.

The reorganization value, estimated at US$ 1.5 billion, was previously disclosed in connection with the Company's Chapter 11 reorganization, and was used as a basis for its plan of reorganization. This reorganization value was determined based on, among other things, various valuation methodologies and projections developed by the Company in connection with the Chapter 11 reorganization. However, it should be emphasized that the reorganization value was determined prior to entering into Chapter 11, and therefore, does not purport to constitute an appraisal or necessarily reflect the current market value of the Company as a whole or of its securities or assets, which current market value (as determined by reference to the trading value of the Company's shares and publicly held debt) is currently higher than such estimated reorganization value.

The Company's unaudited, preliminary "fresh start" opening balance sheet is as follows (in US$ thousands):

Assets	November 1, 2003
Cash and cash equivalents	142,803
Accounts receivable	196,662
Other current assets	56,153

Total current assets	395,618
Multi-client library	429,196
Property and equipment	1,049,153
Oil and gas assets	23,946
Other long-term assets	100,207

Total assets	1,998,120

Liabilities and Shareholders' Equity
Short-term debt and current portion of long-term debt and capital lease obligations	29,955
Accounts payable and accrued expenses	221,167
Income taxes payable	46,220

Total current liabilities	297,342
Long-term debt and capital lease obligations	1,197,487
Other long-term liabilities	164,543
Deferred income taxes	10,802

Total liabilities	1,670,174
Shareholders’ equity	327,946

Total liabilities and shareholders' equity	1,998,120

Comments Relating To Major Balance Sheet Items
  The multi-client library has been valued at $429.2 million. Third party valuation experts determined the value of the multi-client library based on discounted expected cash flows for each individual survey. The Company estimated the expected revenue for each survey along with associated direct and indirect selling costs. A variable discount rate (ranging from 13 - 18%) was used on each survey to compensate for risk factors not considered in estimating future cash flows.
  Property and equipment has been valued at $1,049.1 million, including the following main categories:

  FPSOs are valued at $710 million, including the value of associated contracts. The FPSOs are included in property and equipment at a value of $678.2 million. Contract values of $31.8 million are classified as intangible assets under other long-term assets. The values of the FPSOs were determined by reference to estimates provided by an independent third party appraiser.
  Seismic vessels and equipment are valued at $355.8 million, (net of a $12.8 million downward adjustment representing the amount by which the fair value of assets and liabilities exceeded the reorganization value). The values of the seismic vessels and equipment were determined by reference to estimates provided by an independent third party appraiser.
  The Company has revised the estimated depreciable lives of several of its vessels. The depreciable lives of the Company's Ramform seismic acquisition vessels and FPSOs will, under "fresh start" reporting, be reduced from 30 to 25 years from the date of delivery as a new build, except for Petrojarl 1 which will be depreciated over 30 years, due to a substantial refurbishment completed in 2001.

  Oil and gas assets are valued at $23.9 million. The Company is still considering whether it should record the fair value estimated for oil and gas assets gross of taxes. This could have a significant reclassification effect between oil and gas assets and deferred tax liabilities but will not effect equity.
  Other long term assets include the estimated fair value of intangible assets ($68.8 million) including: FPSO related contracts ($31.8 million); existing technology ($31.6 million); and order backlog ($5.4 million). These values were determined by reference to estimates provided by independent third party consultants. The FPSO related contract values were estimated on an income-based approach using discounted cash flow for the valuation of the individual contracts, while existing technology was estimated based on a combination of an income based royalty approach and an avoided cost approach.
  Debt and capital lease obligations with a nominal value of $1,189.8 million is valued at $1,227.4 million based on estimated market values for the Company's publicly held debt.
  Other long-term liabilities include an accrual of $46.7 million representing the present value of additional lease payments related to certain defeased financial leases. Such additional rental payments are the consequence of a lower Sterling LIBOR than was assumed at the time the leases were defeased. As preciously disclosed, the Company entered into certain lease structures from 1996 to 1998 relating to Ramforms Challenger, Valiant, Viking, Victory and Vanguard; Petrojarl Foinaven; and production equipment of the Ramform Banff. The Company paid funds to large international banks, and in exchange, these banks assumed liability for making rental payments required under the leases and the lessors legally released the Company as obligor of such rental payments. Accordingly, the Company has not recorded any capital lease obligations or related defeasance funds in its consolidated balance sheets with respect to these leases. This treatment will be re-examined as part of the U.S. GAAP 2002 and 2003 audits and 2001 re-audit.
  Accounts payable and accrued expenses include an accrual of $40.6 million representing cash to be distributed to holders of the Allowed Class 4 Claims (PGS' former bondholders and bank debt holders) as excess cash under the Company's Modified First Amended Plan of Reorganization dated October 21, 2003. Approximately $18.9 million was distributed in December 2003 and the remaining $22.7 million will be distributed in April 2004.

Summary of Changes in Accounting Policies Pursuant to "Fresh Start" Reporting

In connection with the Company's adoption of "fresh start" reporting for financial statement purposes, effective November 1, 2003 the Company has changed certain of its accounting policies. The changes described below are not intended to represent a complete description of changes in accounting policies that will affect the Company's future reporting under U.S. GAAP pursuant to "fresh start" reporting.

Accounting for steaming and yard stay: The Company previously deferred expenses incurred in connection with steaming and yard stay and recognized such amounts as part of the cost of contracts or multi-client projects, as appropriate. Under "fresh start" reporting such costs will be expensed as incurred.

Capitalization of costs into multi-client library: The Company previously capitalized a portion of expenses related to steaming and yard stay, as well as certain overhead costs related to permanent local offices. Under "fresh start" reporting such expenses will not be capitalized, but will be expensed as incurred. The Company estimates that impact of this change in policy will reduce the amounts capitalized by 10 to 20%.

Amortization of multi-client library: The Company will continue to base its amortization of the multi-client library on the sales forecast method. Under this method, amortization of a survey's cost is based on the ratio between the cost of a survey and total forecasted sales for such survey. In applying this method the Company will categorize its surveys into three amortization categories with amortization rates of 90%, 75% or 60% of sales amounts. Each category will include surveys where the remaining unamortized cost as a percentage of remaining forecasted sales is less than or equal to the amortization rate applicable to each category. Further, the Company will amend its policy for minimum amortization by reducing the maximum amortization period from 8 to 5 years.

Oil and gas assets: The Company previously applied the Full Cost Method in accounting for oil and gas assets. Under "fresh start" reporting oil and gas assets will be accounted for using the Successful Efforts Method.

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Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic- and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSOs). PGS operates on a worldwide basis with headquarters in Oslo, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

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The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

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FOR DETAILS, CONTACT:

Sam R. Morrow
Svein T. Knudsen
Phone: +47 6752 6400
Suzanne M. McLeod
Phone: +1 281-589-7935